UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file no.: 333-93785

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Donegal Mutual Insurance Company 401(k) Plan

1195 River Road

Marietta, Pennsylvania 17547

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Donegal Group Inc.

1195 River Road

Marietta, Pennsylvania 17547

DONEGAL MUTUAL INSURANCE

COMPANY 401(k) PLAN

FINANCIAL STATEMENTS WITH

SUPPLEMENTAL SCHEDULE

YEARS ENDED DECEMBER 31, 2020 AND 2019

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants

Donegal Mutual Insurance Company 401(k) Plan

Marietta, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Donegal Mutual Insurance Company 401(k) Plan (the “Plan”) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2013.

Philadelphia, Pennsylvania

June 21, 2021

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2020 AND 2019

	2020	2019

Assets
Investments
Common/collective trust funds	$2,623,816	$13,579,056
Registered investment companies	149,391,188	115,160,195
Employer securities	6,955,393	7,678,902

Net Assets Available for Benefits	$158,970,397	$136,418,153

The accompanying notes are an integral

part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2020 AND 2019

	2020	2019

Investment Income

Dividends and Interest	$2,205,185	$2,036,710
Net Appreciation (Depreciation) in Fair Value of Investments	18,772,690	22,043,865

	20,977,875	24,080,575

Contributions

Employer	3,491,176	3,220,087
Participants	6,360,077	5,760,026
Rollover	425,179	177,425

	10,276,432	9,157,538

Total Additions	31,254,307	33,238,113

Benefits Paid to Participants	(10,024,792)	(8,264,701)
Administrative Expenses	(173,011)	(170,103)

Total Deductions	(10,197,803)	(8,434,804)

Net Increase (Decrease) Prior to Plan Transfer	21,056,504	24,803,309

Transfers to Plan	1,495,740	5,564,730

Net Increase (Decrease)	22,552,244	30,368,039

Net Assets Available for Benefits
Beginning of Year	136,418,153	106,050,114

End of Year	$158,970,397	$136,418,153

The accompanying notes are an integral

part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following description of the Donegal Mutual Insurance Company 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan, which became effective January 1, 1998. All employees of Donegal Mutual Insurance Company (“the Company”) are eligible to participate as of the first day of the month after the month in which their employment with the Company commences. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2019, the Plan was amended to transition to a new Transamerica Preapproved Plan Document, and to merge the Mountain States Insurance Group 401(k) Plan (“the Mountain States Plan”) into the Plan.

On January 1, 2019, the Mountain States Plan transferred its plan assets of $5,564,730 in cash to the Plan which was subsequently reinvested in various investment fund options offered by the Plan. All service by former Mountain States Insurance Group employees was recognized for purposes of Plan eligibility and was credited toward years of service for vesting purposes under the Plan.

On January 1, 2020, the Southern Mutual Plan transferred its plan assets of $1,495,740 in cash to the Plan which was subsequently reinvested in various investment fund options offered by the Plan. All service by former Southern Mutual Insurance Company employees was recognized for purposes of Plan eligibility and was credited toward years of service for vesting purposes under the Plan.

Contributions

Participants may contribute between 1% and 99% of their annual compensation up to the maximum limit established by the Internal Revenue Code (“IRC”). Contributions made to each participant’s account will be invested, based on the individual’s direction, in various investment options. Beginning January 1, 2019, the new Plan allows for the Plan to accept Roth after-tax contributions.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN (Cont’d)

The Company will contribute, on behalf of each participant, a sum equal to 100% of the first 3% of pre-tax or Roth participant deferrals and 50% of the next 6%. Participants may also contribute qualified rollover balances from their prior plans.

Newly hired employees are automatically enrolled into the Plan at 3% of eligible compensation. Employee deferrals will automatically be increased by 1% at the beginning of each successive year until the deferred percentage reaches 9%. Employees not selecting an investment option for their deferrals have their contributions invested in the Putnam Dynamic Asset Allocation Conservative Fund. Employees have the option to opt out of participation or change their elective deferral at any time following their eligibility date.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of the Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, deferrals or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

The Plan does not currently allow participant loans.

Vesting

Participants are immediately vested in their salary deferral, Roth deferral, catch-up contributions, rollover contributions, and all amounts that transferred into the Plan from certain predecessor company-sponsored defined contribution plans and earnings theron. Vesting of Company contributions and earnings thereon is based on years of service. A participant is 100% vested after 2 years of credited service. Participants from the Mountain States Plan will continue to be subject to a 5 year graded vesting schedule (20% per year) for Company contributions.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN (Cont’d)

Payment of Benefits

The normal retirement date is the first of the month following attainment of age 65. Early retirement is possible at age 55. Benefits are paid in the form of a lump-sum distribution. Upon termination of service for other reasons, participants generally will receive a lump-sum distribution if the total of their vested balance does not exceed $1,000. If the vested balance exceeds $1,000, but is less than $5,000, the participant may elect to receive a lump-sum distribution, however, if no election is made and the participant is under the age of 62, the Plan Committee will pay the distribution in a direct rollover to an individual retirement account designated by the Plan Committee. If the vested balance exceeds $5,000, the assets will generally be held in the Plan until the participant’s normal or early retirement date. However, participants are entitled to receive the entire balance in their employee account and employer account (if vested) as a lump-sum distribution, as soon as administratively possible. There is a provision available to allow hardship withdrawals of benefits prior to termination of employment as defined in the Plan and in compliance with the IRC.

Forfeitures

Forfeitures arising from participants who are less than 100% vested will be used to restore any accounts of participants reemployed during the Plan year or to reduce Company contributions per guidelines established by the Plan. Forfeitures used to reduce Company contributions totaled $43,877 in 2020 and $14,575 in 2019. As of December 31, 2020 and 2019, there were $33,039 and $43,877 of unallocated forfeitures, respectively.

Coronavirus Aid, Relief, and Economic Security (CARES) Act

On March 27, 2020, the CARES Act was signed into law and, among other things, included several relief provisions available to tax-qualified retirement plans and their participants. Plan management evaluated the relief provisions available to plan

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN (Cont’d)

participants under the CARES Act and implemented the provision that allowed for special coronavirus distributions up to $100,000 beginning on or after January 1, 2020 and before December 31, 2020.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. The most significant estimate is the determination of the fair values of the Plan’s investments. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Notes 3 and 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s realized gains and losses on investments bought and sold as well as net unrealized gains and losses on those held during the year.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted by the investment funds prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Contributions

Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of benefit payments to participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net (depreciation) appreciation of fair value of investments.

3.	COMMON/COLLECTIVE TRUST FUNDS

The Plan invests in two common/collective trust funds, the Wells Fargo Stable Value Fund M Shares and the Putnam S&P 500 Index Fund. The common/collective trust funds are valued at the net asset value (“NAV”) per unit,

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

3.	COMMON/COLLECTIVE TRUST FUNDS (Cont’d)

as determined by the trustee at year-end. The NAV is used as the practical expedient to estimate fair value. The value is based upon the units of the collective trust fund held by the Plan at year end multiplied by the respective unit value. The unit value is based on the fair value of the underlying investments.

The Wells Fargo Stable Value Fund M Shares’ investment objective is to seek safety of principal and consistency of returns while attempting to maintain minimal volatility. To achieve its investment objective, the Wells Fargo Stable Value Fund M Shares is primarily comprised of investment contracts including Guaranteed Investment Contracts (GICs), Separate Account GICs, and Security Backed Investment Contracts. GICs are issued by insurance companies which guarantee the return of principal and a stated rate of interest.

The Putnam S&P 500 Index Fund’s investment objective is to achieve a return, before the assessment of fees, that closely approximates the return of the Standard & Poor’s 500 Composite Stock Price Index, a common measure of U.S. market performance. To achieve its investment objective, the Putnam S&P 500 Index Fund invests primarily in the securities that constitute the Standard & Poor’s 500 Composite Stock Price Index either directly or through the purchase of shared or collective investment trusts having investment objectives similar to that of the Putnam S&P 500 Index Fund. For liquidity and hedging purposes, the Putnam S&P 500 Index Fund may invest in high-quality, money market instruments and in money market funds that invest exclusively in high-quality money market instruments. The Putnam S&P 500 Index Fund also uses stock index futures contracts in order to manage transaction costs and minimize tracking errors between the Putnam S&P 500 Index Fund and the Standard & Poor’s 500 Composite Stock Price Index. The Plan sold all Putnam S&P Index Fund holdings in 2020 and it is no longer an investment option.

The Plan’s investments in the common/collective trust funds are not subject to any withdrawal restrictions and distributions may be taken at any time. The Plan has no unfunded commitments relating to the common/collective trust funds at December 31, 2020 and 2019.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

4.	FAIR VALUE MEASUREMENTS

The Plan accounts for financial assets and liabilities using a framework that establishes a hierarchy that ranks the quality of inputs, or assumptions, used in the determination of fair value, and the Plan classifies financial assets and liabilities carried at fair value in one of the following three categories of inputs:

Level 1 – quoted prices in active markets for identical assets and liabilities;

Level 2 – directly or indirectly observable inputs other than Level 1 quoted prices;

Level 3 – unobservable inputs not corroborated by market data.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no significant changes in the methodologies used or transfers between levels during the years ended December 31, 2020 or 2019.

The Plan values employer securities and registered investment companies based on the closing price reported on the active market on which the individual securities/funds are traded and are classified as Level 1. The Plan had no investments classified as Level 2 or 3 during the years ended December 31, 2020 and 2019.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

4.	FAIR VALUE MEASUREMENTS (Cont’d)

The Plan evaluates assets and liabilities (if any) on a recurring basis to determine the appropriate level at which to classify them for each reporting period. The following table presents the fair value measurements for the Plan’s investments by level, within the fair value hierarchy as of December 31:

	Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)
	2020
Registered Investment Companies	$149,391,188	$149,391,188
Employer Securities	6,955,393	6,955,393

Total investments at fair value	156,346,581	156,346,581

Common/Collective Trust Funds measured at net asset value*	2,623,816	—

Total investments	$158,970,397	$156,346,581

	Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)
	2019
Registered Investment Companies	$115,160,195	$115,160,195
Employer Securities	7,678,902	7,678,902

Total investments at fair value	122,839,097	122,839,097

Common/Collective Trust Funds measured at net asset value*	13,579,056	—

Total investments	$136,418,153	$122,839,097

*

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

5.	TAX STATUS

Effective January 1, 2019, the Plan adopted the Transamerica Retirement Solutions, LLC (“Transamerica”) Volume Submitter 401(k) Profit Sharing Plan with Cash or Deferred Arrangements (“CODA”). The Internal Revenue Service (“IRS”) ruled on March 31, 2014 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) under the volume submitter program and the related trust is, therefore, not subject to tax under the present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes that the Plan is designed and is currently being operated, including the adoption of amendments, in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2020, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress for any tax periods.

6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Donegal Group Inc. is a regional insurance holding company that was formed by the Company in 1986. The Plan held 450,395 shares of Class A and 52,357 shares of Class B Donegal Group Inc. common stock with fair values of $6,337,058 and $618,335, respectively, as of December 31, 2020. The Plan held 457,536 shares of Class A and 52,360 shares of Class B Donegal Group Inc. common stock with fair values of $7,047,446 and $631,456, respectively, as of December 31, 2019. The net realized/unrealized appreciation (depreciation) in fair value of Donegal Group Inc. common stock (including Class A and Class B) during 2020 and 2019 was ($370,372) and $558,541, respectively. Dividends received from Donegal Group Inc. in 2020 and 2019 were $295,823 and $295,997, respectively.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

7.	ADMINISTRATION OF PLAN ASSETS

The Plan’s assets are administered under a contract with Transamerica, since June 1, 2017. Transamerica invest funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants.

Certain administrative functions are performed by officers or employees of the Plan’s sponsor. No such officer or employee receives compensation from the Plan.

8.	PLAN TERMINATION

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

9.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

COVID-19, a respiratory disease caused by a new strain of coronavirus, was declared a pandemic by the World Health Organization in March 2020 and continues to affect a wide range of economic activities, as well as domestic and global business and financial markets. In December 2020, the U.S. Food and Drug Administration approved the distribution of COVID-19 vaccines that, once widely adopted and utilized, may materially reduce the impact of COVID-19 going forward, although the impact of the virus including certain new strains remain

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

9.	RISKS AND UNCERTAINTIES (Cont’d)

uncertain. The impact, scope and duration of any new strains of the virus, and the ability to successfully distribute the vaccines, remain largely unknown. The attendant governmental policy and social responses, and economic and financial consequences, continue to be the subject of considerable attention and development. The Plan continues to perform all of its traditional operations, however, the Plan’s individual investment values have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan’s liquidity cannot be determined at this time.

10.	SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 21, 2021, the date the financial statements were issued, and there were no subsequent events requiring adjustments to the financial statements or disclosures.

SUPPLEMENTAL SCHEDULE

Schedule H - Financial Information (Form 5500)

Schedule H - Line 4(i) - Schedule of Assets (Held at End of Year)

Name of Plan Sponsor: Donegal Mutual Insurance Company

Name of Plan: Donegal Mutual Insurance Company 401(k) Plan

Employer Identification Number: 23-1336198

Three Digit Plan Number: 003

December 31, 2020

	(b)		(c)	(d)	(e)
(a)	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par of maturity value***			Current Value
	Wells Fargo Stable Value Fund M Shares	49,628	Common/Collective Trust Units	**	2,623,816

	Total common/collective trust funds				2,623,816

	T. Rowe Price Capital Appreciation Fund	119,601	Registered Investment Companies	**	4,079,588
	PIMCO Total Return Fund	559,024	Registered Investment Companies	**	5,925,654
	Columbia Contrarian Core Fund Class R4	143,118	Registered Investment Companies	**	4,459,543
	American Funds New Perspective Fund R4 Class	78,056	Registered Investment Companies	**	4,646,680
	T. Rowe Price Small Cap Stock Fund	139,820	Registered Investment Companies	**	8,935,898
	American Funds Growth Fund of America	123,466	Registered Investment Companies	**	8,252,485
	Putnam Dynamic Asset Allocation Growth Fund	668,033	Registered Investment Companies	**	12,766,108
	Putnam Dynamic Asset Allocation Balanced Fund	887,013	Registered Investment Companies	**	14,733,288
	Putnam Dynamic Asset Allocation Conservative Fund	1,284,581	Registered Investment Companies	**	14,824,064
	Vanguard Target Retirement 2015	80,872	Registered Investment Companies	**	1,272,123
	Vanguard Target Retirement 2020	5,191	Registered Investment Companies	**	177,997
	Vanguard Target Retirement 2025	77,636	Registered Investment Companies	**	1,672,269
	Vanguard Target Retirement 2030	69,828	Registered Investment Companies	**	2,831,536
	Vanguard Target Retirement 2035	60,963	Registered Investment Companies	**	1,537,482
	Vanguard Target Retirement 2040	12,567	Registered Investment Companies	**	556,361
	Vanguard Target Retirement 2045	17,778	Registered Investment Companies	**	501,176
	Vanguard Target Retirement 2050	6,807	Registered Investment Companies	**	309,362
	Vanguard Target Retirement 2055	6,741	Registered Investment Companies	**	332,585
	Vanguard Target Retirement 2060	5,740	Registered Investment Companies	**	250,203
	Vanguard Target Retirement 2065	1,350	Registered Investment Companies	**	37,127
	Vanguard Target Retirement Income	31,805	Registered Investment Companies	**	474,855
	MFS International Diversification R4	182,645	Registered Investment Companies	**	4,348,779
	Putnam Equity Income Fund	299,602	Registered Investment Companies	**	7,891,509
	Alger Capital Appreciation Fund Class A	277,431	Registered Investment Companies	**	9,141,358
	Fidelity 500 Index Instl Prem	95,580	Registered Investment Companies	**	12,441,636
	Fidelity US Bond Index Instl Prem	109,994	Registered Investment Companies	**	1,369,420
	Putnam Diversified Income Trust	276,005	Registered Investment Companies	**	1,865,794
	Baron Asset Fund	46,979	Registered Investment Companies	**	5,219,880
	T. Rowe Price Mid Cap Value Fund	180,101	Registered Investment Companies	**	5,329,186
	Vanguard Federal Money Market Fund Investor	7,364,951	Registered Investment Companies	**	7,364,951
	Neuberger & Berman Genesis Trust	83,058	Registered Investment Companies	**	5,842,291

	Total registered investment companies				149,391,188

Schedule H - Financial Information (Form 5500)

Schedule H - Line 4(i) - Schedule of Assets (Held at End of Year)

Name of Plan Sponsor: Donegal Mutual Insurance Company

Name of Plan: Donegal Mutual Insurance Company 401(k) Plan

Employer Identification Number: 23-1336198

Three Digit Plan Number: 003

December 31, 2020

	(b)		(c)	(d)	(e)
(a)	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par of maturity value***			Current Value

*	Donegal Group Inc.	450,395	Shares of Class A Common Stock	**	6,337,058
*	Donegal Group Inc.	52,357	Shares of Class B Common Stock	**	618,335

	Total employer securities				6,955,393

	Total assets				158,970,397

*	Party-in-interest
**	Historical cost information is not required to be disclosed for participant-directed investments.
***	There is no maturity date, rate of interest, collateral, par or maturity value for the investments in the Plan.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONEGAL MUTUAL INSURANCE COMPANY 401(k) PLAN

Date: June 21, 2021	By:	/s/ Kevin G. Burke
Kevin G. Burke, Trustee

	By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Trustee

	By:	/s/ Daniel J. Wagner
Daniel J. Wagner, Trustee

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of BDO USA, LLP (filed herewith)